United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Purchases of equity securities by the issuer and affiliated purchasers on June 30, 2021

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				179,305,747	3.39%	3.39%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/02/21	2,629,200	114.76157	301,731,111.53
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/07/21	2,600,000	111.80446	290,691,584.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/09/21	2,894,400	111.87758	323,818,464.01
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/18/21	2,840,000	107.88191	306,384,634.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	06/21/21	2,862,700	109.47723	313,400,475.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/22/21	255,000	111.35927	28,396,613.08
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/25/21	2,449,600	113.04976	276,926,685.18
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/29/21	2,368,000	112.31609	265,964,492.67
Shares	VALE3	J.P. Morgan CCVM SA	Buy	06/30/21	2,482,400	113.21478	281,044,370.06
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				200,687,047	3.80%	3.80%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				31,649,399	0.60%	0.599%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	06/02/21	5,943,400	22.59206	686,769,500.64
ADS	VALE	Santander Investment Securities Inc.	Buy	06/07/21	3,000,000	22.21874	336,600,579.76
ADS	VALE	Santander Investment Securities Inc.	Buy	06/09/21	1,731,800	22.18771	194,171,433.63
ADS	VALE	Bradesco Securities Inc	Buy	06/18/21	2,540,900	21.42330	273,881,556.99
ADS	VALE	Santander Investment Securities Inc.	Buy	06/21/21	1,742,400	21.84495	191,732,932.13
ADS	VALE	Santander Investment Securities Inc.	Buy	06/22/21	94,300	22.31737	10,560,100.55
ADS	VALE	Santander Investment Securities Inc.	Buy	06/25/21	4,222,700	22.96441	477,159,537.76
ADS	VALE	Bradesco Securities Inc	Buy	06/29/21	2,105,600	22.78240	237,214,723.02
ADS	VALE	Bradesco Securities Inc	Buy	06/30/21	2,457,000	22.66600	278,574,328.80
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				55,487,499	1.05%	1.05%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 09, 2021		Head of Investor Relations